UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Names of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 61,274,808

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 61,274,808

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,274,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.89%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Based on 385,680,827 shares of Common Stock issued and outstanding as of November 6, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2018.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,947,921

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,947,921

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,947,921

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.06%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)         Based on 385,680,827 shares of Common Stock issued and outstanding as of November 6, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 9, 2018.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,223

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,344,223

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.35%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)         Based on 385,680,827 shares of Common Stock issued and outstanding as of November 6, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 9, 2018.

CUSIP No. 665531109

1.	Names of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,713,619

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 73,713,619

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,713,619

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.11%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)         Based on 385,680,827 shares of Common Stock issued and outstanding as of November 6, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 9, 2018.

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling” and, collectively with TRT Holdings, Cresta Investments and Cresta Greenwood, the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016, Amendment No. 9 filed on January 27, 2017, Amendment No. 10 filed on October 20, 2017, Amendment No. 11 filed on November 14, 2017, Amendment No. 12 filed on February 5, 2018, Amendment No. 13 filed on April 5, 2018, and Amendment No. 14 filed on May 18, 2018 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 15 to the Schedule 13D. Amendment No. 15 is being filed solely to report a change in the Reporting Persons’ percentage of beneficial ownership of the Common Stock as a result of recent equity issuances by the Issuer.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)                                 At the close of business on November 15, 2018, the Reporting Persons beneficially owned, in the aggregate, 73,713,619 shares of Common Stock, which constitute approximately 19.11% of the outstanding Common Stock, of which: (i) TRT Holdings beneficially owned 61,274,808 shares of Common Stock held directly by TRT Holdings, which constitute approximately 15.89% of the Common Stock outstanding; (ii) Cresta Investments beneficially owned 7,947,921 shares of Common Stock held directly by Cresta Investments, which constitute approximately 2.06% of the Common Stock outstanding; (iii) Cresta Greenwood beneficially owned 1,344,223 shares of Common Stock held directly by Cresta Greenwood, which constitute approximately 0.35% of the Common Stock outstanding; and (iv) Mr. Rowling beneficially owned all 73,713,619 shares of Common Stock, consisting of the shares of Common Stock held directly by TRT Holdings, Cresta Investments and Cresta Greenwood (as set forth above) and 3,146,667 shares of Common Stock held by himself, individually, which constitute approximately 19.11% of the outstanding Common Stock (in each case, based on 385,680,827 shares of Common Stock issued and outstanding as of November 6, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 9, 2018). Mr. Rowling beneficially owns the shares of Common Stock held directly by TRT Holdings due to his ownership of all of the shares of Class B Common Stock of TRT Holdings. Mr. Rowling beneficially owns the shares of Common Stock held directly by Cresta Investments and Cresta Greenwood due to his direct and indirect ownership of 100.00% of the ownership interests in such entities.

(b)                                 Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by them in Item 5(a).

(c)                                  The Reporting Persons have not acquired any shares of Common Stock during the past 60 days.

(d)                                 No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported in Item 5(a).

(e)                                  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of November 16, 2018

TRT Holdings, Inc.

By:	/s/ T. Blake Rowling
	Name:	T. Blake Rowling
	Title:	President

Cresta Investments, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Secretary

Cresta Greenwood, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Vice President

/s/ Robert B. Rowling
Robert B. Rowling

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).